Filed by Masonite International Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PGT Innovations, Inc.

Commission File No.: 001- 37971

Date: December 18, 2023

Included below is a transcript of the investor call held on December 18, 2023 in connection with the proposed acquisition of PGT Innovations, Inc. by Masonite International Corporation (“Masonite”). This transcript has been edited by Masonite. It is generally consistent with the original investor call transcript. For a replay of the investor call, please listen to the webcast presentation posted on investor.masonite.com under the headings “Investor Relations,” “Events and Presentations.” This transcript references the investor presentation attached as Exhibit 99.2 to the Current Report on Form 8-K filed by Masonite on December 18, 2023.

Operator

Welcome to this morning’s Investor Update call with Masonite. During the presentation, all participants will be in a listen-only mode. After management’s prepared remarks, investors are invited to participate in a question-and-answer session. Please note that this conference call is being recorded.

I would now like to turn the call over to Rich Leland, Masonite’s Vice President of Finance and Treasurer.

Richard Leland

Thank you, and good morning, everyone. We appreciate you joining us for today’s call to discuss Masonite’s acquisition of PGT Innovations.

Before we begin, let me remind you that this call will include forward-looking statements. Each forward-looking statement contained in this call is subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Additional information regarding these factors appears in the section entitled, Forward-Looking Statements in the press release we issued this morning. More information about risks can be found under the heading Risk Factors in Masonite’s most recently filed and reported on Form 10-K and our subsequent Form 10-Q which are available at sec.gov and at masonite.com. The forward-looking statements in this call speak only as of today and we undertake no obligation to update or revise any of these statements.

Today’s discussion includes certain non-GAAP financial measures. Please refer to the reconciliations which are in the press release and the appendix of today’s presentation.

On today’s call, you’ll hear from Howard Heckes, Masonite’s President and Chief Executive Officer; Russ Tiejema, Masonite’s Executive Vice President and Chief Financial Officer; and Jeff Jackson, PGT Innovations’ President and Chief Executive Officer. Today’s presentation is available on our website, masonite.com.

And now let me turn the call over to Howard.

Howard Heckes

Thanks, Rich. Good morning and welcome everyone. Today, I’m thrilled to share with you the details of the transformative acquisition we announced this morning, which creates a best-in-class provider of door and window solutions.

On Slide 5, you can see some of the highlights. This transaction will combine Masonite, a North American leader in residential doors with PGT Innovations, an innovative designer and manufacturer of patio doors and premium windows including technically advanced products with impact-rated glass applications. It is a natural fit. And the addition of PGTI provides Masonite with a wide array of complementary product offerings with reputable brands in adjacent categories that cover all the major exterior openings of the home. The acquisition meaningfully transforms Masonite’s scale, capabilities and margins, resulting in a formidable $4 billion vertically integrated company with the ability to provide premium solutions to builders, contractors, and homeowners in both the RRR and new construction sectors.

Pro forma consolidated margins improved by 100 basis points compared to Masonite’s current 12-month run rate. The combination of our companies also results in an expanded route to market with extensive cross-selling opportunities to a larger customer base that will significantly improve our growth profile. We have identified growth synergies that we expect to achieve from initiatives including cross-selling and regional expansion as well as cost synergies from improved sourcing, operational efficiencies and SG&A optimization. In total, we expect to unlock approximately $100 million in annual benefits to adjusted EBITDA that will be phased in over the next several years. We are also excited about the potential to significantly increase our organic growth rate going forward. PGTI has had a long history of very strong organic growth over double-digits for the last decade, and when combined with the commercial synergy opportunities that we see going forward, we believe we will fundamentally change the growth profile of Masonite by over 200 basis points.

Our commitment to a strong balance sheet is unchanged. While we are taking on a fair amount of debt to execute this transaction, we are highly confident that we will deleverage the balance sheet very rapidly to under three times in two years given the strong free cash flow of the combined business, which will exceed $1.5 billion over the next four years.

The transaction is also expected to be meaningfully accretive to Masonite’s earnings in the first full year of ownership. Moreover, when considering the increase in our organic growth, realization of anticipated synergies, and our commitment to rapid deleveraging, we should see an acceleration of our EPS growth rate over the next several years. For all of these reasons, we believe the acquisition of PGT Innovations is going to create significant value for Masonite’s customers, employees and shareholders over the coming years.

During the due diligence for this deal, I’ve had the opportunity to get to know Jeff Jackson, CEO of PGTI and his key executive leadership team, as well as gain a better understanding of the culture of PGTI, which is tightly aligned to ours. I am confident that this will help our combined company realize synergies, grow faster and thrive together. As part of this transaction, I’m also pleased to announce that Jeff will be joining our Board of Directors.

Now, it’s my pleasure to hand the call over to him so he can give you a little more insight into what makes PGT Innovations such a successful and attractive business. Jeff?

Jeffrey Jackson

Thank you, Howard. It’s great to have worked so closely with you and your team in getting to today’s announcement, and I’m thrilled to be here. This is a significant milestone for PGT Innovations and a testament to the talent, dedication and unrelenting customer focus of our more than 5,000 team members across the country. We believe this agreement is a terrific outcome for our shareholders, providing significant near-term value while also enabling them to participate in the long-term upside potential of the combined company.

For those of you who are not familiar with PGTI, let’s turn to Slide 6 and I’ll give you a brief overview. Our mission is to invent, build and deliver solutions that enhance people’s lives. Similar to Masonite, we maintain a deep commitment to research and development and endeavor to create value through maintaining our strong customer relationships, understanding the unstated needs of our industry and developing category-defining products. We manufacture a diverse line of windows, doors and porch enclosures intended to appeal to different segments at different price points, from high-end luxury to premium and mass custom. We believe we are one of the nation’s largest manufacturer of impact resistant windows and doors and are a leader in our primary categories. Currently, about 60% of our sales comes from impact resistant product lines.

The PGTI family of brands are associated with innovation, quality, durability and energy efficiency and are the preferred choice of architects, builders and homeowners in their respective categories. We serve about 4,000 customers across the US, with roughly 60% of our sales going into the repair and remodeling market and 40% going into the new construction. Geographically, our sales are strongest in the Southeast with the remainder in the Western United States.

Over the past five years, PGT has delivered a compound annual growth rate of about 24% in both net sales and adjusted EBITDA and has consistently delivered mid to high-teen margins. Today, we are generating about $1.5 billion in annual net sales and $270 million in adjusted EBITDA. We believe we have a strong foundation to contribute to the future success of Masonite and we look forward to continuing to deliver operational excellence and product innovation for our customers as part of the team. We are certainly excited about today’s news, but we’re even more excited about the future together with Masonite.

Howard, back to you.

Howard Heckes

Thanks, Jeff. I definitely share your excitement. PGTI has built a great business and when combined with Masonite, we’re going to take it to a new level.

Turning to Slide 7, you can see the depth and breadth of the combined portfolio with product solutions for all the major openings across the home, from interior and exterior door systems to door frames and sills, various patio door offerings, non-impact and impact resistant windows and garage doors. The combination of our products allows us to offer a complete solution for the outside envelope of the home, while creating privacy and comfort inside as well. Moreover, we have a wide range of good, better and best solutions that will fit the needs of homeowners, whether they are renovating their first home or building their dream home. Of course, this more expansive product offering also gives us the opportunity to deliver comprehensive whole home packages that could add incremental value to both businesses.

Turning to Slide 8, in addition to the upside of an enhanced product portfolio, we also expect to gain important benefits from an expanded range of complementary routes to market and from the increased scope and scale of our nationwide manufacturing and distribution network. Through our expanded global operations, the combined company will serve more than 11,000 customers across a variety of channels.

As you know, Masonite primarily brings its stores to market through valued relationships with our wholesale channel partners and large big box retailers. PGT, on the other hand, sells primarily through direct relationships with dealers and distributors, with additional points of sale through company showrooms and a sales force that drives demand directly with homeowners. With this acquisition, our sales teams will gain the ability to tap into relationships in these alternate channels, providing us with meaningful new crossselling opportunities.

On the right-hand side of the slide, you can also see how our manufacturing and distribution network is growing as a result of this acquisition. As two large manufacturers, we see significant potential for sourcing synergies in direct materials, packaging and logistics costs within our combined network. The scale and breadth of our business is also going to have a positive effect on our R&D efforts. As you heard Jeff say, innovation is one of the key elements of the PGTI culture, and without a doubt, our teams working at the Masonite innovation centers will be looking forward to finding ways to collaborate on the next generation of door and window solutions.

Turning to Slide 9, this acquisition fully aligns with all three pillars of Masonite’s Doors That Do More™ growth strategy, further establishing Masonite as a preferred supplier of choice with differentiated products and well-known brands and an expanded network of strong channel partners. The combination with PGTI accelerates our strategy, providing us with an enhanced customer value proposition, an even greater whole home solution, strengthened brand awareness and expanded channel partnership opportunities, ensuring we are best positioned to win the sale.

By leveraging our combined R&D platform, we’ll be able to expand our development pipeline and accelerate our innovation offerings to homeowners, builders and contractors. And finally, with our expanded manufacturing and distribution capabilities, we will have new opportunities to further deepen our relationships up and down the supply chain and continue to build on our reputation as a partner of choice.

As we’ve said in the past, all of our acquisitions must be aligned both strategically and financially. So I’d like to now turn the call over to Russ to talk about the financial benefits of this transaction, as well as some details about the deal structure.

Russell Tiejema

Thanks, Howard. Good morning, everyone. Turning to Slide 10. We believe the value creation potential of this transaction is powerful and compelling, due in great part to the transformative scale achieved through the combination.

Looking back at the 12 months ending in September of 2023, on a pro forma basis, the combined company generated over $4 billion in net sales, approximately $700 million of adjusted EBITDA, and over $400 million of free cash flow. The pro forma adjusted EBITDA margin for the combined entity over this period would be approximately 16%, about 100 basis points above the margin achieved by Masonite as a standalone entity.

Taking into account the expected synergies, pro forma adjusted EBITDA for the combined company is expected to be approximately $800 million. In addition to the meaningful scale achieved by this acquisition, the combined company will offer a product portfolio that is approximately 80% doors and 20% windows, with 55% of sales attributable to the RRR segment and 45% to new construction. We view the diversification of our product portfolio and the balanced end-use resulting from this transaction as incremental value for our business.

Turning to Slide 11, let’s walk through some of the specifics of the transaction. The total consideration of each PGTI share is $41. Under the terms of the agreement, PGTI shareholders will receive $33.50 in cash and 0.07353 shares of Masonite common stock for each share of PGTI common stock they own. This represents a premium of 14% to PGTI’s closing share price on December 15, 2023, and a 24% premium to the 30-day volume weighted average price. Based on analyst consensus for 2024 adjusted EBITDA, the transaction price represents a purchase multiple of approximately 10 times or approximately seven times, including anticipated synergies.

Upon close, Masonite shareholders will own approximately 84% of the combined company, with PGTI shareholders owning approximately 16%. Masonite anticipates funding the cash portion of the consideration with a combination of cash on hand, borrowings under existing credit facilities and the proceeds from new debt financing and equity content securities. We have obtained a bridge loan commitment provided by Jefferies and its affiliates.

At closing, we estimate Masonite’s pro forma leverage on a net debt to EBITDA basis will be modestly above four times. Also at closing, two PGTI directors, including Jeff Jackson, will join the Masonite Board of Directors. The transaction is currently anticipated to close in mid-2024, subject to approval by the PGTI shareholders as well as the receipt of required regulatory approvals and satisfaction of other customary closing conditions.

Moving to Slide 12. A key component of the value created by this transaction is, of course, the estimated $100 million in synergies that we have referenced, and I’d like to spend a few minutes reviewing the categories and timing related to realizing these synergies. Cost synergies are expected to be significant and will come from manufacturing efficiencies, procurement, savings and SG&A optimization. We would anticipate completing the initiatives required to realize these synergies over the course of the first two years after the transaction is closed.

As Howard mentioned, we expect to deliver meaningful growth synergies from cross-selling opportunities, mix enhancements, regional sales expansion and joint development of new products and services over three years starting in 2025. We are fortunate to have talented and high performing teams at both Masonite and PGTI, and we are confident in our ability to stand up the necessary programs to effectively deliver these synergies.Turning to Slide 13.

Before I turn the call back over to Howard, I’ll conclude today with some additional commentary on the financing considerations for this transaction and on our capital allocation priorities moving forward. Masonite is committed to maintaining its strong credit rating profile and paying the debt down will be our priority. To finance this transaction, we have secured a $2.8 billion bridge loan from Jefferies and SMBC. As part of the deal, existing PGTI debt, as well as the existing Masonite term loan will be refinanced. The transaction will be funded through a combination of cash, new debt financing and a future mandatory convertible preferred issuance of approximately $350 million. At closing, our net leverage is expected to be approximately 4.1 times trailing 12-month adjusted EBITDA. We intend to reduce our net leverage to below three times over the two years post close by focusing on driving free cash flow generation, including initiatives such as continued optimization of our working capital. Although debt repayment will be a priority, we do intend to continue to invest in CapEx for high return organic growth projects. With that, I’d like to hand the call back to Howard.

Howard Heckes

Thanks, Russ. Turning to Slide 14. We are pleased to be moving forward with this transaction to unlock the many opportunities to deliver compelling long-term value for our customers, employees and shareholders. The acquisition of PGTI accelerates our strategy in multiple ways and is an exciting and transformational step in the nearly 100-year history of Masonite. Together, we’ll create a leading door and window player that provides homeowners with differentiated solutions across both the interior and exterior openings of the home while significantly enhancing our scale, expanding our reach and unlocking new opportunities for growth.

We’ll be moving forward with a team that is fully capable of delivering on the meaningful cost and growth synergies we have identified and that shares our passion for innovation and delivering premium products for builders, contractors and homeowners. Across our combined organization, we’ll be sharply focused on executing against expectations for enhanced cash flow and margin expansion as part of our commitment to delivering superior long-term value to our shareholders.

Before we wrap up, I want to again say how terrific it has been to get to know Jeff and the PGTI team as we have prepared for today. I believe our organizations are well aligned in how we see the world, how we operate in our industry, how we treat our customers, and how we value our teams. This strategic and cultural alignment positions the combined company to operate with integrity as it builds on the proud shared legacy of product leadership to achieve our growth and profitability goals. I look forward to partnering with the PGTI team and hitting the ground running to bring the benefits of this transaction to life.

Thank you again for being on today’s call. I’ll now turn the call over to the operator who will moderate the Q&A. Operator?

Questions And Answers

Operator

Thank you, Mr. Heckes. And our first question comes from the line of Joe Ahlersmeyer with Deutsche Bank. Please proceed with your questions.

Q – Joseph Ahlersmeyer

Thanks a lot. Good morning, and congrats to both sides on this one.

A – Howard Heckes

Thank you, Joe.

Q – Joseph Ahlersmeyer

Yeah, Howard, I think we need to talk again about that More Than Doors That Do More™ slogan, but maybe we can take that offline. I would love if you guys could just talk a bit about how this came about from the Masonite side, how — kind of when you got involved in the process, what these last couple of months maybe were like and what they involved. And then bigger picture, I also think it’s interesting the comments around the R&D as a joint capacity here. Seems like maybe that will need to play an even larger role in delivering on growth strategies for a couple of companies that have done great deals in recent years. Just wondering with the deleveraging as a focus, kind of how you’ll supplement what likely will be a little bit quieter M&A side of things.

A – Howard Heckes

Yeah, Joe, thanks for the questions. And yeah, we can take that More Than Doors That Do More™ discussion offline. Look, we’ve admired PGT. They’re right down the road from us, the headquarters in Venice. We’re in Tampa. And we’ve obviously known about and admired this business for some time. Jeff mentioned their growth CAGR both on revenue and EBITDA 24%. This is an excellent company that we’ve known about for a long time. So obviously, being in the business, we’re keenly aware of transactions and opportunities and what’s the right thing to do for our shareholders. And we worked with a tight group of very competent external advisors. And together with our Board, we decided now was the right time to enter into this deal. And as I said, we believe it’s going to be a fantastic deal for our employees, customers and shareholders.

As far as the development, it’s an interesting point. We think there’s a number of different growth synergies. We talked about the channels and the complementary channels of the business as we go to market in primarily wholesale distribution, big box retail, and PGT is more dealers direct to consumer through the new south windows platform. And so we think there’s significant cross-selling opportunities within the business. We talked about the whole home package and now being able to offer really any opening of the home. And then really the third leg of that is about development, and again, that commitment to innovation and developing products that do more, doors and windows that do more. So one small part that we don’t think is going to require significant integration costs. They have a very capable innovation team. We have a capable innovation team, and much like we did with Endura, those teams will begin to work together as we think about solutions for the homeowner.

A – Russell Tiejema

Hey, Joe, it’s Russ. I might just add quickly. I think part of your question really was an inquiry about capital deployment and the outstanding acquisition track record that PGTI has demonstrated over the last several years. I guess, how I would tell you to prioritize or think about our prioritization, better said, is that this is really a transformative acquisition for Masonite. And over the next couple of years, we’re going to have a lot of really interesting work streams that we’re going to be focused on here, in making sure that we’ve leveraged the combination of the two companies to the greatest degree and have unlocked the synergies. So our priority is really around that work stream, as opposed to a lot of incremental M&A. And then obviously, we’re strongly committed to delevering the balance sheet back to below three turns, which has been our historical target or objective, broadly speaking, across the cycle, for our net debt. So that’s going to be the priority near term, but a lot of interesting work that the team has ahead of them throughout this integration process.

Q – Joseph Ahlersmeyer

Appreciate that, Russ. And yeah, you got to the heart of my question there. And if we’re just thinking about the modeling, if we wanted to say that the cost synergies, especially since they’re closer in here, in time and are probably more pertinent to the initial deleverage cycle, can we just kind of get a breakdown of what you have in there as cost versus growth synergies in the $100 million?

A – Russell Tiejema

I would tell you that the synergies are broadly balanced between cost and growth, but I would tell you that the synergies are broadly balanced between cost and growth, but you’re exactly right. Cost is going to have more of an impact on the combined P&L of the companies in the near-term, and that will be the primary driver of any incremental earnings that help with the deleveraging process. But make no mistake, the real exciting opportunity with the combination of these two companies is longer term, and it’s how we leverage the platforms, not only from a product perspective, but in the routes to market to drive top line growth. But that really becomes more years, two, three, four that you start to see those types of growth synergies roll in.

Q – Joseph Ahlersmeyer

Understood. Thanks again for all the detail and congrats again everybody.

A – Howard Heckes

Thanks, Joe.

A – Jeffrey Jackson

Thanks, Joe.

Operator

Our next question is a line of Mike Dahl with RBC Capital Markets. Please proceed with your questions.

Q – Mike Dahl Hi.

Thanks for taking my questions.

A- Howard Heckes

Good morning, Mike.

Q – Mike Dahl

Congrats on the deal to both sides. Howard, Russ, in terms of the deal structure, how did you think about structuring it with this combination of debt and equity versus you probably could be a little bit more balanced and still have an accretive deal and get some liquidity into your stock as well. So just discuss that balance if you could.

A- Howard Heckes

Yeah, obviously, Mike, these are interesting negotiations, and we knew that this deal had to have a strong cash component. We also knew that there’s terrific benefit to PGT shareholders to be able to participate in the combination of the companies. And so based on the negotiation, we structured a deal that we absolutely believe is very exciting for both Masonite shareholders and PGT shareholders. And I want to make sure everybody’s clear on the terms of the transaction: It’s $41 in total consideration. That’s going to be comprised of $33.50 in cash and $7.50 in common shares of Masonite. That’s the $41. $33.50 in cash, $7.50 in common shares of Masonite.

Q – Mike Dahl

Right. And then secondly, thinking ahead, this is going to give the combined business about $4 billion in revenues in North America alone. You’ve already articulated that you think a sale or divestiture of architectural, still the most likely outcome for that segment, that could raise a little bit of money. What about Europe? I mean, post this deal, you’ll have plenty of scale and growth opportunities in North America between these two businesses. What makes Europe core to the portfolio post this?

A- Howard Heckes

Yeah. Thanks, Mike, for the question. We obviously get this question occasionally. Right now, for today, we’re focused, obviously, on this announcement and on working this deal toward a close. Fundamentally, nothing’s changed about Europe that we’ve talked about over the last several years, that it’s a market that is much like the US residential market. It’s a business that has historically made mid to upper-teen margins, and it’s in a very tough macro climate today. But for now, we’re going to just focus on this deal, getting it to a close, integration, planning, and our Europe team, which is doing a terrific job over there. Under the circumstances, they’re going to continue to stay focused on what they’re focused on.

Q – Mike Dahl

Okay. Thanks.

A – Howard Heckes

Thanks, Mike.

Operator

The next question is from the line of Mike Rehaut with JP Morgan. Please proceed with your questions.

Q – Michael Rehaut

Thanks, good morning everyone and thanks for taking my questions congrats on the transaction.

A – Howard Heckes

Thanks, Mike.

Q – Michael Rehaut

Just wanted to first circle back and make sure, again, thinking a little bit about the synergies and the timeline correctly. Russ, I think you said, in answer to a prior question, the $100 million relatively balanced between cost and sales. At the same time, you said cost, maybe you’d be able to achieve in the first two years. Just trying to make sure, understanding that correctly in terms of, if you’re kind of saying it’s roughly 50-50 here, and let’s say, the transaction closes mid-‘24, would it be safe to say that there would be relatively negligible cost savings coming through in the first year, and we’d start to see that ramp really in 2024 of potentially a $50 million cost savings basket. Just trying to put some parameters around that.

A – Russell Tiejema

Yeah, Mike, ifs Russ. Here’s how I think about it. Cost is actually a little less than revenue or gross synergies in the total $100 million. But those cost synergies are pretty significant. You might start to achieve some of those, again, assuming in mid-2024 close, as we’re currently assuming, you could see some of those savings before year end 2024, you’d more likely realize them in full toward the second half of 2025 and early 2026. So it’s a two-year ramp over which we believe those cost synergies can be unlocked. And then, as I noted earlier, the revenue synergies, which are a little more than half of the total, you start to see those layer in probably toward the end of years two, and then out into three, four.

Q – Michael Rehaut

Okay, that’s helpful. And maybe just a couple of quick ones on the financing and the closing of the transaction. We’ve gotten a few questions around the amount of time that you’re expecting it’ll take for the transaction to close. And some clients were wondering whether or not they were thinking perhaps the amount of time that you are laying out a little more than some were expecting. And we’ve had questions around regular whether it was anything around kind of baking in perhaps a longer regulatory review, and given the fact that you guys don’t have too much in terms of overlap for your product portfolios. So that was one question.

And then secondly, on the $2.8 billion bridge loan, just kind of wondering around that, given the fact from a cash consideration of $1.9 billion with the rest on the EV transaction supplemented by your shares and the assumption of debt. So just kind of trying to understand the difference between the cash that you’d be laying out initially and the larger bridge commitment. Just curious around that as well.

A – Howard Heckes

All right, Mike, I’ll take the first part of the question, and I’ll let Russ take the financing part of the question. We’re planning for normal regulatory approval that’s required in a deal of this size, and then all the other requirements, including, obviously, approval by the PGT shareholders. And just those processes take time. And so the timeline that we’ve laid out, we believe is reasonable to expect for a deal of this magnitude with the approvals that are required.

A – Russell Tiejema

Yeah. And Mike, if I understood your question earlier, was around the delta between the committed financing upfront for essentially a bridge period, as opposed to the long-term capital structure and debt issuance to close the transaction, is that right?

Q – Michael Rehaut

Correct. Yeah, I believe with what’s required to close this initially, you’d need about

$1.9 billion of cash on hand, but you have the bridge loan at $2.8 billion. So just kind of curious on the delta there.

A – Russell Tiejema

So there are two things that I would point to. One is, as you’ll recall from my comments earlier, we’ll be fully refinancing the debt or paying off the outstanding debt from PGTI, and then the delta between what is bridged upfront or offered as a bridge to what actually is the takeout financing at close would also include an expected $350 million worth of mandatory convertible preferred. I think those two are probably the key deltas in how you’re thinking about those numbers. But if not, we can certainly take it offline and we can walk you through the cap structure in a little bit more detail, if that’s not helpful.

Q – Michael Rehaut

No, that’s perfect. I think that does it. Thank you very much.

A – Russell Tiejema

Okay. Thank you.

A – Howard Heckes

Thanks, Mike.

Operator

Our next question is from the line of Steven Ramsey with Thompson Research Group. Please proceed with your question.

Q – Steven Ramsey

Good morning. Thinking about the next couple of years, the investments to enhance the growth for the combined company, what kind of incremental capital investments do you see that could help you achieve that? Just thinking about what Masonite is doing with next-gen facilities, the distribution center in the Dallas area, do you see things like that, further things for bringing PGT into the fold?

A – Russell Tiejema

Yeah, Steven, it’s Russ. Thanks for the question. I think we commented on in the release or the materials on the call, it’s a relatively modest amount of investment that we see is necessary to really integrate the businesses. I would not view this as being a capital intensive integration and requiring a lot of investment to unlock some of these, in particular growth synergies we’ve talked about, and here’s why. PGTI has done a fantastic job expanding their base of operations geographically and moving westward, but largely via acquisition. And their network of manufacturing sites is still largely concentrated around the southeast and the west, with a relatively limited, to be generous, footprint in the key growth markets of the south central, Texas is a fantastic example. You pointed out Dallas. That’s true. We have a broad national network of manufacturing operations, and we have a strong footprint within the south central area, Texas in particular. We think that’s a really interesting platform for us to facilitate PGTI’s growth westward, and it’s a platform to help us unlock some of the growth synergies I talked about earlier.

Q – Steven Ramsey

Okay, that’s helpful. And maybe to continue that line of thought, the recent Fleetwood deal, can you talk to how that westcoast presence there maybe fits into the puzzle with PGTI’s western presence?

A – Russell Tiejema

Well, I guess, I’d just continue by saying that Fleetwood has its own manufacturing operations that are relatively confined and specialized for their product line, as we would expect western windows would for theirs. So I’m not sure that we’re seeing a lot of synergy there, necessarily. Broadly speaking, let’s kind of zoom out and look at the broader product portfolios to the company. We would consider them as broadly distinct from one another. So this really becomes more of an opportunity to leverage the manufacturing footprint to expand into geographies where PGTI may not have depth and ability to service the market as much as our platform would offer.

Q- Steven Ramsey That’s helpful. Thank you.

A- Howard Heckes Thank you.

Operator

The next question comes from the line of Keith Hughes with Truist Securities. Please proceed with your question.

Q- Keith Hughes

Thank you. So we talked early on the call that the revenue synergy is a little bit over

50% of the synergies. Is that primarily coming from the cross-sell given you guys have, as you said earlier, different channels of distribution?

A- Howard Heckes

There’s a number of buckets there, Keith, and that’s one of them. And that is one of the bigger ones. So, the diligence teams collectively between the two companies have looked at a lot of different growth synergies, and there are quite a number of buckets. But the cross-selling due to the complementary channels is a significant part of the synergy.

Q – Keith Hughes

Okay. And two, just procedural question on the deal, the $7.50 of shares for each PGTI, is that a fixed dollar amount, in other words, it’s independent of the movement of Masonite shares?

A – Howard Heckes

The exchange ratio has been fixed as of close of business Friday – last Friday the 15th. So that exchange ratio is fixed.

Q – Keith Hughes

Okay. And then one final, what is the breakup fee on the deal?

A – Howard Heckes

That will all be part of the merger agreement that’s filed later today.

Q – Keith Hughes

Okay, thank you.

A – Howard Heckes

Thank you, Keith.

Operator

Our next question is from the line of Reuben Garner with The Benchmark Company. Please proceed with your question.

Q – Reuben Garner

Thank you. Good morning, everybody, and congrats on the deal.

A – Howard Heckes

Thanks, Reuben.

Q – Reuben Garner

Most of my questions have been answered. I just have a couple of clarifications. So, on the growth synergy side, it seems to be a big part of this merger. The roughly $50 - plus million there, what does that imply from a revenue standpoint? Am I dividing it by your rough EBITDA margin as a combined entity, and we’re talking about an incremental $200 million to $250 million in revenue? Or is it something greater than that kind of implied over the next few years?

A – Russell Tiejema

Yeah, Reuben, it’s Russ. Broadly speaking, you’re thinking about it correctly. Obviously, there are different elements of gross synergies that roll into the total that we’ve discussed so far. Each of them might have slightly different margin profiles depending on whether it is cross-selling of certain types of products and certain types of channels. But broadly speaking, if you assume margin, that was probably more like a contribution margin rate, as opposed to a base EBITDA margin rate, somewhere in between those two would be representative.

Q – Reuben Garner

Perfect. And then the presentation the 2x earnings CAGR comment and the adding 200 basis points to revenue growth, are those relative to the goals you set earlier this year and that’s the combination of maybe PGTI has got a little bit faster organic profile plus the revenue and cost synergies and that’s kind of how you get there? Just wanted to see what the baseline of those are?

A – Russell Tiejema

In a word, yes. Think about the growth trajectory that we’ve laid out for Masonite as part of our longer-term targets in our Investor Day. When you back into what we would view as an EPS growth CAGR over the period and then we adjust it for what we believe the pro forma entity looks like PGT and Masonite together, that’s how you get that significantly accelerated EPS growth rate.

Q – Reuben Garner

Thank you, and congrats again, guys.

A – Howard Heckes

Thanks, Reuben.

Operator

The next question is from the line of Tim Wojs with Baird. Please proceed with your question.

Q – Tim Wojs

Hey guys, good morning. Congrats on the transaction.

A – Howard Heckes

Good morning, Tim.

Q – Tim Wojs

I mean, this is kind of maybe just at a high-level question, but what is the actual kind of product overlap between the two businesses?

A – Howard Heckes

Sorry, Tim. You broke up a little bit? Did you say cost?

Q – Tim Wojs

No, no, no, just the product overlap.

A – Howard Heckes

Oh, the product?

Q – Tim Wojs

Like how much of the product actually like does overlap with Masonite today? I mean, it seems pretty complementary. I just wanted to double-check.

A – Howard Heckes

Yeah, that’s the word I was going to use. One of the many reasons we like this deal so much is ifs almost completely complementary. So well, we’re in the exterior front door and interior doors and door components business, they’re in impact and non-impact windows, garage doors, and sliding patio doors.

And so it’s almost a perfect complement between the businesses, but it gives us that opportunity to really go out and think about the whole home and think about all the openings in the home. So very little overlap, Tim.

Q – Tim Wojs

Okay, thanks. And then, Russ, just on the cost of the debt. I know it’s kind of a dynamic marketplace right now but where would you kind of ring fence what the cost of the leverage looks like at this point in the calculation for accretion?

A – Russell Tiejema

Yeah, Tim. I hesitate to be very specific on that just because there will be the difference between what we finance for a bridge and what ultimately the takeout cost of financing looks like. So let us defer on that question until we’re a little bit closer to knowing what that cost is, and then we can share that as appropriate.

Q – Tim Wojs

Okay, very good, thanks guys.

A – Howard Heckes

Thanks, Tim.

Operator

Our next question is from the line of Jay McCanless with Wedbush Securities. Please proceed with your questions.

Q – Jay McCanless

Hey, good morning, everyone. So I guess my question about this is timing. If you look at some of the forecasts for next year, RRR market may decline in terms of unit volume. So I’m a little surprised to see Masonite potentially taking out fairly high cost leverage to buy a company and for it to be like an even swap in terms of the RRR exposure to make this deal right now. So I guess, why now versus maybe borrowing some of this money and buying back stock rather than going into an acquisition, into potentially what’s a down market for ‘24 in RRR?

A – Howard Heckes

Yeah, Jay, this is Howard. Look, we have an opportunity right now to create what we believe is the leading door and window solutions company in the market. And with over $4 billion of combined revenue, $700 million of adjusted EBITDA, $400 million of free cash flow, that’s on a pro forma basis for 12 months prior to October 1st. This is an opportunity to create the premier door and window company with great depth and breadth, as we’ve talked about. It’s going to substantially increase our scale and accelerate our growth, and it’s going to position us for sustainable long-term value creation. And we know that the markets, the long-term markets for housing in this country are very, very positive. We’ve talked about that before. New construction is underbuilt. There’s a lot of equity built for residential repair, remodel. And people have taken a bit of a pause as mortgage rates have floated up. But we are certain that it’s going to break free, right? And so we are committed to a strong balance sheet. We understand there’s a bit of incremental leverage here, but the cash that this generates and the synergies that we’re talking about, we’re committed to deleveraging to less than 3 turns or less in two years. So I think the time is perfect, actually. I think the timing is perfect. We’re going to create a wonderful company. PGT has a great company and great brands, and we’re in a great position to combine those two and leverage the benefits.

Q – Jay McCanless

Okay. Thanks, Howard. And then my second question, looking again at Slide 10, the 41% of PGT’s revenues that are non-impact windows, is that more of a commodity business? Maybe give us a little breadth on that. And are there pieces of PGT that you might look to offload where you may not have kind of the market level impact or market share that you’d want in that type of product?

A – Howard Heckes

Yeah. Thanks, Jay. PGT has built a terrific business with premium products and brands. Jeff mentioned 24% CAGR over the last five years, top line and bottom line. That’s not a business we’re buying in order to divest. This is a business that we think is very complementary and we’re excited to welcome them to the Masonite family. So we’re really focused today on this announcement and working toward close integration, planning and then we’ll provide lots of additional information as we move closer to closing and begin to frame out what the integration process looks like. But this is a fine company that we’re excited to own.

A – Russell Tiejema

Yeah. And Jay, it’s Russ. I guess, let me add one last point that hopefully will underscore what Howard just said. Clearly, while PGTI has expanded by acquisition over several years and has expanded the breadth of their product portfolio to be more than just very high-end, premium impact rated glass applications, they have done so in a way that maintains a margin rate in the mid to high-teens consistently that does not feel like a value oriented portfolio brands.

Q – Jay McCanless

Okay. Thanks for taking my questions.

A – Howard Heckes

Thanks, Jay.

Operator

Thank you. At this time, we’ve reached the end of our question-and-answer session. I’ll hand the call back to Mr. Heckes for closing remarks.

A – Howard Heckes

Thank you, Rob, and thank you for joining us today. We appreciate your interest and continued support. This concludes our call. Operator, if you can please provide the replay instructions.

Operator

Thank you for joining today’s conference call. This conference call has been recorded. The replay may be accessed until January 1st. To access the replay, please dial 877-660-6853 in the US or 201-612-7415 outside the US and enter confirmation ID number 13743290. Thank you.

*****

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the 1933 Act and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the Transaction, including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGTI, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGTI’s stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGTI’s common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGTI to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGTI or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGTI’s ability to access short-and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGTI’s control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the SEC website at http://www.sec.gov, and those detailed in PGTI’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGTI’s website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGTI’s forward-looking statements are based on assumptions that PGTI’s believes to be reasonable but that may not prove to be accurate. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGTI assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGTI that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGTI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGTI, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGTI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGTI will be made available free of charge by accessing PGTI’s website at https://pgtinnovations.com or by contacting PGTI by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGTI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGTI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGTI and other persons who may be deemed to be participants in the solicitation of stockholders of PGTI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors,

Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGTI and their ownership of PGTI common stock is also set forth in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGTI’s Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGTI’s Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGTI, their ownership of PGTI common stock, and PGTI’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGTI’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.